SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO, THE LARGEST CELLULAR TELEPHONE GROUP IN SOUTH AMERICA, REPORTS SECOND QUARTER 2003 RESULTS FOR TELESP CELULAR PARTICIPAÇÕES S.A.

Investor Relations Officer:	Fernando Abella Garcia

São Paulo, Brazil – July 24, 2003 – Telesp Celular Participações S.A. - TCP (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), announced today its consolidated results for the second quarter 2003 (2Q03). The closing share prices as of July 24, 2003 were: TSPP3 R$ 4.13 / 1,000 shares; TSPP4 R$ 4.57 / 1,000 shares; and TCP US$ 3.98 / ADR (1:2,500 preferred shares). TCP is a Brazilian holding company that owns: (i) 100% of Telesp Celular S.A.; (ii) 100% of Global Telecom S.A.; and (iii) 61.1% voting interest (20.4% of total capital) of Tele Centro Oeste Celular Participações S.A. (“TCO”). TCP and its subsidiaries are part of the Joint Venture controlled by Portugal Telecom and Telefónica Móviles in Brazil, operating under the Vivo brand.

Financial and operating information contained in this press release, except where otherwise stated, is presented in accordance with Brazilian Corporate Law on a consolidated basis. Dollar figures are provided for the reader’s convenience at the June 30, 2003 exchange rate of R$ 2.8720 per US dollar.

HIGHLIGHTS

TCP
R$ million	2Q03 TCP consolidated	2Q03 excluding TCO	1Q03	% Change	2Q02	% Change
Total Net Operating Revenues	1,512.0	1,180.6	927.3	27.3%	977.1	20.8%
Net Revenues from services	1,258.5	979.3	820.7	19.3%	845.1	15.9%
Net Revenues from handsets	253.6	201.3	106.6	88.8%	132.0	52.5%
Total Operating Costs	(975.0)	(775.3)	(519.8)	49.2%	(598.2)	29.6%
EBITDA	537.0	405.3	407.5	-0.5%	378.9	7.0%
EBITDA Margin	35.5%	34.3%	43.9%	-9, 6 p.p.	38.8%	-4, 5 p.p.
EBIT	243.5	144.8	159.0	-8.9%	166.7	-13.1%
Net Income	(262.2)	(277.8)	(131.5)	111.3%	(394.1)	-29.5%
EPS (R$)	n.a.	(0.24)	(0.11)	111.3%	(0.86)	-72.4%
EPADR (R$)	n.a.	(0.59)	(0.28)	111.3%	(2.15)	-72.4%
Number of shares (in billion)	1,171.8	1,171.8	1,171.8		458.4
CAPEX (YTD)	205	137	80	n.a.	182	-24.7%
CAPEX as % of Revenues	6.3%	4.8%	8.6%	-3,8 p.p.	11.7%	-6,9p.p.
Operational Cash Flow (CF)	441.0	348.3	327.5	6.4%	264.9	31.5%
Telesp Celular
Customers (in thousand)		6,270	6,102	2.8%	5,521	13.6%
Post Paid		1,445	1,431	1.0%	1,403	3.0%
Pre paid		4,825	4,671	3.3%	4,118	17.2%
SAC (in R$)		161	125	28.8%	99	62.6%
Global Telecom
Customers (in thousand)		1,287	1,202	7.1%	940	36.9%
Post Paid		266	255	4.3%	262	1.5%
Pre paid		1,020	947	7.7%	678	50.4%
SAC (in R$)		110	163	-32.5%	128	-14.1%
Tele Centro Oeste
Customers (in thousand)		3,330	3,178	4.8%	2,700	23.3%
Post Paid		892	860	3.7%	748	19.3%
Pre paid		2,438	2,318	5.2%	1,952	24.9%
SAC (in R$)		123	147	-16.3%	104	18.3%

EBITDA - Earnings before interest, taxes, depreciation, amortization and equity
EBITDA Margin - EBITDA/ Net Operating Revenues
EBIT - Earnings before interest, taxes and equity
Operational Cash Flow = EBITDA - Capex
SAC - Subscriber Acquisition Cost = (70% marketing expenses + dealers + handset subsidies)/ gross additions
Columns may not add up due to rouding

Basis of Presentation

  TCP now owns 100% of GT. Given TCP only acquired control of GT on December 27, 2002, TCP recognized GT’s consolidated financial results from January to December 2002 using the equity method and fully consolidated GT’s balance sheet on December 31, 2002.

2Q02 figures in this press release are presented on a pro forma basis, consolidating 100% of GT to facilitate comparisons.
On April 25, TCP acquired 61.1% of TCO’s voting stake. Therefore, 2Q03 figures are consolidated with TCO as from May 1, 2003.

HIGHLIGHTS

  Operating cash flow presented a significant increase of 31.5% in 2Q03 reaching R$ 348.3 million (US$ 121.3 million), after capital expenditures totaling R$ 96 million (US$ 33.4 million). Considering the consolidation of TCO, operating cash flow grew 66% compared to 2Q02.

  The Company showed a significant improvement in its net loss, which was reduced by R$ 116.3 million (US$ 40.5 million) in 2Q03 compared to 2Q02. Net loss for the quarter was R$262.2 million (US$ 91.3 million).

Total net revenues grew 21% yoy, faster than client base growth of 17%. TCO contributed 22% of TCP´s total net revenues of R$ 1,512.0 million (US$ 526.5 million) in 2Q03.
TCP´s postpaid client base continued to grow, confirming the trend seen over the past few quarters, reaching 2.6 million.
A majority of the expenses related to the launch of the Company’s new brand, Vivo, are included in 2Q03. The impact in EBITDA margin is 1.8 p.p.

  Personnel, G&A and other expenses represented 9.8% of total net revenues in 2Q03, a decrease of 2.5 p.p. compared to 12.3% in 2Q02, reflecting the Company’s effort to adopt best practices and achieve productivity gains.

  Just after 2 months of the launch of the new brand, Vivo reached 25% of Top of Mind, 3 points ahead of the second ranking consumer brand (source: IPESPE, instituto de pesquisas sociais, poltícas e econômicas).

Relevant Events	On April 25, TCP announced the closing of the acquisition of the controlling stake in TCO. The final price paid for the Controlling Shares amounted to R$ 1,506 million (US$ 524.4 million).

On June 12, TCP announced the issuance of US$ 150,000,000 Eurobonds with an 18-month maturity.

Subsequent Events

  As of July 6, 2003, the Código de Seleção de Prestadores - CSP (Carriers Selection Code) was introduced for long distance (VC2 and VC3) and international wireless calls, in compliance with SMP rules. Therefore “Vivo” operating companies will no longer receive VC2 and VC3 revenues, instead receiving interconnection revenues for the use of their network on those calls. TCP announced the roll over for a 5-year period, with annual interest renegotiations, of R$ 700 million (US$ 243.7 million) debentures issued in February, 2003, which will come due in August, 2003.

TCP announced the roll over for a 5-year period, with annual interest renegotiations, of R$ 700 million (US$ 243.7 million) debentures issued in February, 2003, which will come due in August, 2003.

Area of Operations

TCP holds an authorization to provide wireless communication services in the States of São Paulo, Paraná and Santa Catarina. Also after the TCO acquisition, the Company now operates in more 11 states in Brazil and in the Federal District: Acre, Amazonas, Amapá, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima e Tocantins totaling 6.34 million km2 and to 84.8 million inhabitants, equivalent to approximately 49% of the Brazilian population.

Brazil Client Base	According to data provided by ANATEL, the number of wireless users in Brazil rose from 30.6 million at the end of the second quarter of 2002 to 38.0 million in this second quarter of 2003.

2.5 Generation	TCP´s client base with 1XRTT service reached 525,000 in 2Q03, which represents 4.8% of total TCP´s client base, a significant increase of 53% compared to 343,000 clients in 1Q03.

TCP continues to expand 1XRTT coverage throughout its region, attending the increasing demand from its clients. In Telesp Celular’s operation, we already have full 1xRTT coverage in the metropolitan area of the city of São Paulo, ABCD region, Guarulhos, Osasco, Cubatão, Campinas, Itú, Jundiaí, Santos, Guarujá/Bertioga and, recently in June, we have permanently activated 1xRTT in the tourist region of Campos de Jordão in the Winter Festival which began in that month.

Regarding Global Telecom, coverage includes the cities of Curitiba and São José dos Pinhais.

We plan to further expand our CDMA 1xRTT coverage by the end of 2003 to cover regions with strong business potential including TCO’s area of operation, based on on a judicious selection of capital expenditures projects, in order to ensure the most efficient management of our capital and returns.

FINANCIAL PERFORMANCE

Operating revenues
R$ million	2Q03 TCP consolidated	2Q03 excluding TCO	1Q03	% Change	2Q02	% Change
Monthly subscription	337.7	313.1	310.2	0.9%	267.6	17.0%
Usage charges	624.6	428.9	233.1	84.0%	370.9	15.6%
Domestic	588.1	402.8	204.1	97.4%	343.2	17.4%
AD	21.5	14.2	11.7	21.4%	14.7	-3.4%
DSL	15.0	11.9	17.3	-31.2%	13.0	-8.5%
Network usage fees	598.7	469.4	433.6	8.3%	396.7	18.3%
Other	57.7	54.0	16.9	219.5%	12.9	318.6%
Operating revenues from services	1,618.7	1265.4	993.8	27.3%	1,048.1	20.7%
Sale of equipment	386.3	320.2	182.7	75.3%	194.4	64.7%
Gross operating revenues	2,005.0	1,585.6	1,176.5	34.8%	1,242.5	-27.6%
Total Net Operating Revenues	1,512.0	1,180.6	927.3	27.3%	977.1	20.8%
Net Revenues from services	1,258.5	979.3	820.7	19.3%	845.1	15.9%
Net Revenues from handsets	253.6	201.3	106.6	88.8%	132.0	52.5%

Net Operating Revenues

Total net revenues grew 21% yoy totaling R$ 1,180.6 million (US$ 411.1 million), faster than client base growth of 17%. An increasing post paid client base, higher interconnection rates and a higher volume of sales were the main drivers of higher net revenues.
TCO contributed 22% of TCP’s total net revenues of R$ 1,512.0 million (US$ 526.5 million) in 2Q03.

Net Revenues from Services

Net revenues from services increased 15.9% in 2Q03 compared to 2Q02, reaching R$ 979.3 million (US$ 341.0 million), following the client base growth and higher interconnection rates, in spite of a higher proportion of pre paid client base. TCO contributed 22% of TCP’s consolidated net revenues from services of R$ 1,285.5 million (US$ 447.6 million) in 2Q03.

Wireless Data

Wireless data services experienced significant growth this quarter, including TCO operations, increasing 131% compared to 2Q02. The focus was a group of nation-wide campaigns targeting young audiences that have resulted in increased penetration in the client base of SMS (Short Message) and WAP services.

Net Revenues from Handsets Sales

Net revenues from handset sales increased 52.5% in 2Q03 compared to 2Q02, reaching R$ 201.3 million, mainly due to a higher volume of sales and higher unit sales prices of handsets.
TCO contributed 21% of TCP’s consolidated net revenues from handsets of R$ 253.6 million (US$ 88.3 million) in 2Q03.

Operating Costs
R$ million	2Q03 TCP consolidated	2Q03 excluding TCO	1Q03	% Change	2Q02	% Change
Personnel	(71.3)	(53.4)	(56.9)	-6.2%	(45.1)	18.4%
Cost of services	(229.5)	(171.1)	(136.6)	25.3%	(151.4)	13.0%
Leased lines	(27.4)	(20.7)	(21.5)	-3.7%	(21.7)	-4.6%
Interconnection	(117.0)	(85.8)	(79.9)	7.4%	(66.8)	28.4%
Rent / Insurance / Condominium	(21.9)	(19.2)	(22.0)	-12.7%	(21.8)	-11.9%
Other	(63.2)	(45.4)	(13.2)	243.9%	(41.1)	10.5%
Cost of equipment sold	(322.0)	(252.0)	(135.1)	86.5%	(168.5)	49.6%
Selling expenses	(278.0)	(236.0)	(176.1)	34.0%	(153.7)	53.5%
Provisions of bad debt	(29.7)	(19.1)	(6.9)	176.8%	(25.5)	-25.1%
Marketing expenses	(55.9)	(48.4)	(33.8)	43.2%	(24.9)	94.4%
Dealers	(36.4)	(26.6)	(24.5)	8.6%	(14.9)	78.5%
Other	(156.0)	(141.9)	(110.9)	28.0%	(88.4)	60.5%
General and administrative expenses and other	(74.2)	(62.8)	(15.1)	315.9%	(79.5)	-21.0%
Total operating costs	(975.0)	(775.3)	(519.8)	49.2%	(598.2)	29.6%

Operating Costs

Total operating costs grew 29.6% in 2Q03 compared to 2Q02, reaching R$ 775.3 million (US$ 270.0 million). 94% of the increase was impacted by commercial activities, which affect selling expenses, responsible for 46% of the increase, and costs of handsets, responsible for 47% of the increase. The increase in commercial activities reflects stronger marketing efforts and client retention costs, as a consequence of a slight increase in competition and the launch of the new Vivo brand in April, which is a non-recurring expense.

The costs related to non-commercial activities such as cost of services grew below the inflation rate (IGPDI), 13.0% in 2Q03 compared to 2Q02 while IGPDI (Indice Geral de Preços de Disponibilidade Interna) increased 26.9% in the period. G&A and personnel expenses decreased 6.7% in 2Q03 compared to 2Q02, reflecting the Company’s effort to adopt best practices throughout the Vivo operations.

Cost of Handsets Sold

The 49.6% growth in cost of handset sold in 2Q03 compared to 2Q02 is a result of an increase in commercial activities, a higher volume of sales and higher unit sales prices of handsets.
TCO contributed 22% of TCP’s consolidated cost of handsets of R$ 322.0 million (US$ 112.1 million) in 2Q03.

Cost of Services

Cost of services increased 13.0% over 2Q02, totaling R$ 171.1 million (US$ 59.6 million) in 2Q03, due to an increase in cost of services, otherwise it would have been stable. TCO contributed 25% of TCP’s consolidated cost of services of R$ 229.5 million (US$ 79.9 million) in 2Q03.

Selling Expenses

Selling expenses in 2Q03 reached R$ 236.0 million (US$ 82.2 million), a 53.5% increase compared to 2Q02 and a 34.0% increase compared to 1Q03, reflecting stronger marketing efforts and client retention costs, as a consequence of a slight increase in competition and the launch of the new Vivo brand in April, which is a non-recurring expense. A majority of the expenses related to the launch of the new brand are included in 2Q03. The impact in EBITDA margin is 1.8 p.p.

TCO contributed 15% of TCP’s consolidated selling expenses of R$ 278.0 million (US$ 96.8 million) in 2Q03.

Personnel, G&A and Other Expenses

Personnel, G&A and other expenses represented 9.8% of total net revenues in 2Q03, a decrease of 2.5 p.p. compared to 12.3% in 2Q02, reflecting the Company’s effort to adopt best practices and achieve productivity gains.

Bad Debt

Bad debt level represented 1.5% of gross revenues. This low level is a consequence of the quality of current postpaid client base and also to the tight credit control policy regarding dealers and corporate clients.

EBITDA

EBITDA increased 7% in 2Q03 compared to 2Q02, totaling R$ 405.3 million (US$ 141.1 million). The growth would have been 12% excluding the non-recurring expense related to the launch of the new brand. Compared to 1Q03, EBITDA would have increased 4% excluding the launch of the new brand.
TCO contributed to 25% from R$ 537.0 million (US$ 187.0 million) of TCP´s EBITDA in 2Q03.

Financial Results
R$ million	2Q03 TCP consolidated	2Q03 excluding TCO	1Q03	Δ %	2Q02	Δ %
Financial Income	1,235.2	1,148.9	490.4	134.3%	1,082.3	6.2%
Exchange gains	1,146.6	1,100.9	458.0	140.4%	1,046.3	5.2%
Other Financial Income	88.6	48.0	32.4	48.1%	36.0	33.3%
Financial Expenses	(1,614.9)	(1,551.4)	(742.8)	108.9%	(1,874.1)	-17.2%
Exchange losses	(1,181.0)	(1,183.0)	(443.5)	166.7%	(1,379.6)	-14.3%
Other Financial Expense	(235.3)	(223.8)	(189.7)	18.0%	(260.4)	-14.1%
(Gain) Loss Hedge	(198.6)	(144.6)	(109.6)	31.9%	(234.1)	-38.2%
Net Financial Income (expense)	(379.7)	(402.5)	(252.4)	59.5%	(791.8)	-49.2%
Financial Results	Excluding proportional consolidation of TCO, net financial expenses in 2Q03 decreased by 49% compared to 2Q02, due to a lower level of debt and a more efficient hedging strategy.

As anticipated in 1Q03, during 2Q03 we successfully completed the reversal of the excess hedge position in Euros at Global Telecom, which represented a cash addition of R$ 247.1 million (US$ 86.0 million), net of R$ 42.4 million (US$ 14.8 million) of withholding tax that will be used by the Company as a tax credit, totaling R$ 289.5 million (US$ 100.8 million) gross contribution. Accounting losses recorded in the quarter due to this reversal amounted to R$ 135.6 million (US$ 47.2 million), but for the remainder of the year the company will benefit from reduced financial expenses associated with the carrying cost and potential foreign exchange losses in connection with this position. Part of this cash generation was used to repay debt and part was invested in short - term instruments, which will also represent additional financial income for the company.

As a result of this accounting loss and also as a result of R$ 48.4 million (US$ 16.9 million) in financial expenses incurred by the company as a consequence of the acquisition of TCO, financial expenses amounted to R$ 402.5 million (US$ 140.1 million) in 2Q03 compared to R$ 252.4 million (US$ 87.9 million) in 1Q03.

Including proportional consolidation of TCO, TCP’s financial expenses during 2Q03 amounted to R$ 379.7 million (US$ 132.2 million), R$ 22.8 million (US$ 7.9 million) less than TCP excluding TCO, due to the net cash position contributed by TCO.

Operating Cash Flow

Operating cash flow presented a significant increase of 31.5% in 2Q03 reaching R$ 348.3 million (US$ 121.3 million), after capital expenditures totaling R$ 57 million (US$ 33.4 million). Considering the consolidation of TCO, operating cash flow grew 66% compared to 2Q02.

Net Result

Net loss was R$ 262.2 million (US$ 91.3 million) in the quarter. The Company showed a significant improvement in net loss, which was reduced by R$ 116.3 million (US$ 40.5 million) in 2Q03 compared to 2Q02.

Debt

During 2Q03, we made a successful eurobond issue in the amount of US$ 150 million (US$ 52.2 million), the first issue in the year to come from a Brazilian non-export company. The maturity of this debt is 18 months, which has improved our ratio of long - term debt as a percentage of total debt from 48.9% in 1Q03 to 57.5% in 2Q03, before consolidation of TCO. During 2Q03, we also started to fully consolidate TCO in our balance sheet. If we consider the consolidation of TCO, long - term debt as a percentage of total debt stands at 56.7%.

At the end of 2Q03, net debt before consolidation of TCO stood at R$ 3,895.5 million (US$ 1,356.4 million), representing a R$ 1,018.2 million (US$ 354.5 million) increase compared to R$ 2,877.3 million in 1Q03. This increase reflects disbursements made during 2Q03 related to the purchase price of TCO in the amount of R$ 903.3 million (US$ 314.5 million) and the net effect of the reversal of the over hedged position in the amount of R$ 135.6 million (US$ 47.2 million).

Net debt considering full consolidation of TCO amounted to R$ 3,482.5 million, reflecting a net cash position of R$ 412.9 million from TCO.

Loans and Financing
In million of R$	Jun. 30, 2003
	Dollar denominated	Euro denominated	Yene denominated	Real denominated
Financing with suppiers	21.9	-	-	-
Financial Institutions	1,611.6	-	92.2	1,587.8
Associated Companies	612.5	1,539.6	-	-
Total	2,246.0	1,539.6	92.2	1,587.8

In million of R$	Jun. 30, 2003 TCP consolidated	Jun. 30, 2003 excluding TCO	Mar. 31, 2003	Jun. 30, 2002*
Current	2,364.3	2,101.6	2,419.2	1,206.2
Non current	3,101.3	2,844.9	2,316.9	4,692.4
Total Indebtedness	5,465.6	4,946.5	4,736.1	5,898.6
Cash	1,281.5	335.0	259.5	149.4
Hedge	701.6	716.0	1,599.3	1,069.9
Net Debt	3,482.5	3,895.5	2,877.3	4,679.3

Schedule for long-term debt repayment: Jun.,2003
	Dollar denominated	Euro denominated	Real denominated
2003	-	-	-
2004	454.4	1377.6	116.3
2005	47.1	-	261.3
after 2005	642.4	-	202.2
Total	1143.9	1377.6	579.8

* Including pro forma GT

Telesp Celular S.A. – OPERATING PERFORMANCE

Operational Ratios - Telesp Celular
	2Q03	1Q03	% change	2Q02	% change
Total number of subscribers (in thousand)	6,270	6,102	2.8%	5,521	13.6%
Contract	1,445	1,431	1.0%	1,403	3.0%
Prepaid	4,825	4,671	3.3%	4,118	17.2%
Area 1	3,896	3,850	1.2%	3,503	11.2%
Area 2	2,374	2,252	5.4%	2,018	17.6%
Analog	114	128	-10.9%	272	-58.1%
Digital	6,155	5,974	3.0%	5,249	17.3%
Mkt share in Area 1 (estimated, in the concession area)	67.1%	67.0%	0.1 p.p	68.0%	-0.9 p.p.
Mkt share in Area 2 (estimated, in the concession area)	65.2%	65.0%	0.2 p.p.	66.0%	-0.8 p.p.
Total market share (%)	66.0%	66.0%	0 p.p.	67.0%	-1 p.p.
Net additions (in thousand)	168	42	300.0%	267	-37.1%
Contract	14	4	250.0%	29	-51.7%
Prepaid	154	37	316.2%	238	-35.3%
Churn in the quarter (%)	6.4%	7.3%	-0.9 p.p.	5.3%	1.1 p.p.
ARPU (in R$ per month)	45	38	18.4%	46	-2.2%
Contract	114	109	4.6%	105	8.6%
Prepaid	25	17	47.1%	26	-3.8%
MOU Total (minutes)	102	102	0.0%	109	-6.4%
Contract	217	218	-0.5%	207	4.8%
Prepaid	66	66	0.0%	74	-10.8%
Headcount *	2,430	2,399	1.3%	2,542	-4.4%
Subscribers/Headcount	2,580	2,544	1.4%	2,172	18.8%

*The figure reported in 1Q03 press release referred only to in-house employees. For a uniform criteria, we are reporting the number including in-house and outsourced employees (excluding Call Center)

HIGHLIGHTS	Client base rose 13.6% compared to 2Q02 and 2.8% compared to 1Q03, reaching 6,270 thousand clients.

  Postpaid client base continued to grow, confirming the trend seen over the past few quarters, reaching 1,445 thousand clients. Corporate clients have continued to account for more than 70% of net additions. The sequential increase in postpaid clients reflects the Company’s strategy of focusing on high-end clients and client retention campaigns.

Postpaid ARPU increased 8.6% and 4.6% compared to 2Q02 and 1Q03, respectively, to R$ 114 (US$ 39.7), reflecting higher traffic volume and quality of current postpaid client base.

  Despite the entrance of a new competitor, TCP’s market share in the State of São Paulo was maintained at 66% in this quarter. The Company managed to keep its market share by strengthening its marketing initiatives (the launch of the Vivo brand and seasonal campaigns) and by improving the quality of service rendered to clients.

  Subscriber Acquisition Cost (SAC) at Telesp Celular in 2Q03 reached R$ 161 (US$ 56.1), which compares to R$ 99 in 2Q02 and to R$ 125 in 1Q03, reflecting stronger marketing efforts and higher subsidies, following a more competitive environment, and the expenses related to the launch of the new Vivo brand in April. Excluding marketing expenses related to the new brand, SAC would have reached R$ 128 (US$ 44.6) in 2Q03, a 29.3% and a 2.4% increase compared to 2Q02 and 1Q03, respectively.

GLOBAL TELECOM S.A. – OPERATING PERFORMANCE

Operational Ratios - Global Telecom
	2Q03	1Q03	% change	2Q02	% change
Total number of subscribers (in thousand)	1,287	1,202	7.1%	940	36.9%
Contract	266	255	4.3%	262	1.5%
Prepaid	1,020	947	7.7%	678	50.4%
Total market share (%)	42%	41%	1 p.p.	36%	6 p.p.
Net additions (in thousand)	85	25	240.0%	34	150.0%
Contract	11	3	266.7%	-25	-144.0%
Prepaid	74	22	236.4%	59	25.4%
Churn in the quarter (%)	4.1%	7.7%	-3.6 p.p.	9.6%	-5.5 p.p.
ARPU (in R$ per month)	35	34	2.9%	35	0.0%
Contract	77	73	5.5%	61	26.2%
Prepaid	24	23	4.3%	24	0.0%
MOU Total (minutes)	94	91	3.3%	95	-1.1%
Contract	164	157	4.5%	127	29.1%
Prepaid	76	74	2.7%	81	-6.2%
Headcount - end of period *	686	728	-5.8%	679	1.0%
Subscribers/Headcount	1,876	1,651	13.6%	1,384	35.5%

* The number reported in 1Q03 press release referred only to in-house employees' amount. For uniform criteria, we are reporting the number including in-house and outsourced employees (excluding Call Center)

HIGHLIGHTS

  Net additions in the quarter reached 85 thousand, 150% higher compared to 2Q02, following the intensification of marketing initiatives. Compared to 1Q03, net additions increased 240%, mainly due to the campaigns related to commemorative dates and events in the quarter

Post paid net additions totaled 11,000, compared to a loss of 25,000 in 2Q02, as a result of more efficient collections criteria and focus on high end clients, primarily the corporate segment.

  Market share grew to 42% in 2Q03 from 36% in 2Q02 and from 41% in 1Q03, being the only Band B operator to maintain this level of share. The market share increase was driven by strong marketing initiatives and efforts to acquire new clients. Therefore, the total client base rose 36.9% compared to 2Q02 and 7.1% compared to the previous quarter, reaching 1,287 thousand clients.

Postpaid ARPU in 2Q03 reached R$ 77 (US$ 26.8), 26.2% above 2Q02 and 5.5% above 1Q03, as a result of higher traffic volume and an interconnection rate increase in 1Q03.

  Prepaid ARPU reached R$ 24 (US$ 8.4) in 2Q03, stable compared to the same period last year. Compared to 1Q03, prepaid ARPU rose 4.3%, reflecting higher traffic volume and an interconnection rate increase in 1Q03.

Postpaid Minutes of Use (MOU) amounted to 164 in 2Q03, a 29.1% increase compared to 127 in 2Q02 and a 4.5% increase compared to 1Q03, due to an enhanced quality of our post paid client base .
Blended MOU reached 94 in 2Q03, a slight 1.1% decrease compared to 95 in 2Q02 and a 3.3% increase compared to 1Q03.

  Subscriber Acquisition Cost (SAC) at Global Telecom in 2Q03 totaled R$ 141 (US$ 49.1) per gross addition, which compares to R$ 128 in 2Q02 and to R$ 163 in 1Q03, basically reflecting the expenses related to the launch of the new Vivo brand in April. Excluding marketing expenses related to the new brand, SAC would have reached R$ 100 (US$ 34.8) in 2Q03, a 21.9% and a 38.7% decrease compared to 2Q02 and 1Q03, respectively.

Total net revenues increased 37.8% and 14.1% over 2Q02 and 1Q03, reaching R$ 160.1 million (US$ 55.7 million) in the quarter.
EBITDA increased 16.9% and 8.7% over 2Q02 and 1Q03, reaching R$ 31.1 million (US$ 10.8 million) in the quarter.

TELESP CELULAR PARTICIPAÇÕES S.A.

TELE CENTRO OESTE PARTICIPAÇÕES S.A.
OPERATING PERFORMANCE

Operating Data – Tele Centro Oeste Celular – 7 Area

	2Q03	1Q03	Δ %	2Q02	Δ %
Total subscribers (thousand)	2,688	2,561	5.0%	2,200	22.2%
Postpaid	747	716	4.4%	625	19.5%
Prepaid	1,942	1,845	5.2%	1,575	23.3%
Analog	46	53	-13.3%	71	-35.2%
Digital	2,642	2,508	5.4%	2,129	24.1%
Estimated Market share (%)	69.7%	71.7%	-2.0p.p.	75.8%	-6.1p.p.
Net Additions (thousand)	128	92	39.0%	135	-5.3%
Postpaid	31	4	737.2%	36	-12.1%
Prepaid	96	88	9.4%	99	-2.8%
Churn in the quarter (%)	6.1%	4.1%	2.0p.p.	4.8%	1.3p.p.
ARPU (R$/month)	44	40	9.8%	43	3.6%
Postpaid	93	83	10.8%	92	1.1%
Prepaid	26	23	-1.1%	23	10.2%
Total MOU (minutes)	105	105	-0.1%	109	-3.1%
Postpaid	201	197	2.3%	212	-4.9%
Prepaid	61	62	-3.1%	66	-8.6%
Employees	1,239	1,213	2.1%	1,136	9.1%
Clients/Employees	2,170	2,111	2.8%	1,936	12.0%

Operating Data – Tele Centro Oeste Celular - 8 Area

	2Q03	1Q03	Δ %	2Q02	Δ %
Total subscribers (thousand)	642	618	4.0%	501	28.2%
Postpaid	145	144	0.6%	123	17.7%
Prepaid	497	473	5.0%	377	31.7%
Estimated Market share (%)	32.7%	34.3%	-1.6 p.p.	35.5%	-2.8 p.p.
Net Additions (thousand)	25	20	24.1%	49	-50.2%
Postpaid	1	(4)	n.a.	12	-92.7%
Prepaid	24	24	-1.5%	37	-36.1%
Churn in the quarter (%)	8.5%	6.3%	2.2 p.p.	5.9%	2.6 p.p.
ARPU (R$/month)	39	39	-0.4%	37	5.2%
Postpaid	95	90	5.1%	83	13.7%
Prepaid	23	23	-1.6%	22	2.7%
Total MOU (minutes)	105	108	-2.8%	107	-2.2%
Postpaid	223	224	-0.5%	223	0.2%
Prepaid	60	62	-3.0%	69	-12.9%
Employees	384	380	1.1%	348	10.3%
Clients/Employees	1,672	1,626	2.9%	1,439	16.2%

HIGHLIGHTS	TCO reached 3.3 million clients in 2Q03, increasing 22.2% in Area 7 and 28.2% in Area 8 compared to 2Q02.
Retention and loyalty campaigns have contributed to a 19% increase in post paid client base.
Blended ARPU (average net revenue per user) in Area 7 was R$ 44 (US$ 15.3) in 2Q03, an increase of 3.6% over 2Q02. ARPU in Area 8 was R$ 39, 5.2% higher than 2Q02.

  Subscriber Acquisition Cost (SAC) at TCO in 2Q03 was R$ 123 (US$ 42.8) per gross addition, which compares to R$ 147 in 2Q02 and to R$ 104 in 1Q03. Excluding marketing expenses related to the new brand, SAC would have reached R$ 112 (US$ 39.0) in 2Q03, a 23.8% and a 7.7% decrease compared to 2Q02 and 1Q03, respectively.

Productivity increased 12.0% in Area 7 and 16.2% in Area 8, reaching 2,170 and 1,672 clients/employee.

TELESP CELULAR PARTICIPAÇÕES S.A.

###

Tables to follow:

Table 1: TCP Income Statement (including consolidation of TCO from May,1 – June, 30)
Table 2: TCP Consolidated Balance Sheet
Table 3: Global Telecom Income Statement
Table 4: Tele Centro Oeste Income Statement

Contacts:

Edson Menini – IR Adviser Emenini@vivo.com.br (55 11) 3059 7975	Fabiola Michalski – Investor Relations fmichalski@vivo.com.br (55 11) 3059 7975

Analyst / Investors Meeting (APIMEC) – Portuguese

Webcast: www.vivo-sp.com.br
Date: July 25, 2003 (Friday)
Time: 9:30 am (São Paulo time), 8:30 am (US Eastern Time)
Place: Vivo Megastore – Av. Paulista 412, 1st floor – São Paulo - SP

2Q03 CONFERENCE CALL – English
Webcast: www.vivo-sp.com.br

Date: July 25, 2003 (Friday)
Time: 1:30 pm (São Paulo time), 12:30 pm (US Eastern Time)
Phone Number: +1 (973) 582-2776
Conference Call ID: 4050054 or Telesp Celular

The conference call replay will be available moments after the end of the conference call at the phone # +1 (973) 341-3080 under the passcode 4050054 until 08/01/2003.

More information is available on our website: www.vivo-sp.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the company's management. The words "anticipates," "believes," "estimates”, "expects," "forecasts," "intends," "plans," "predicts,” "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of TCP operations may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and TCP does not undertake any obligation to update them in light of new information or future developments.

TABLE 1: TCP’S INCOME STATEMENT
(Corporate Law)

(In million)

Brazillian Corporate Law
	2Q 03	2Q 03	2Q 03	1Q 03	2Q 02	Acumulated
R$ million	R$	US$	R$	R$	R$	june-03	june-02
	TCP consolidated		Excluding TCO
Total gross operating revenues	2,005.0	698.1	1,585.6	1,176.5	1,242.5	2,762.1	2,206.2

Total deductions	(493.0)	(171.7)	(405.0)	(249.2)	(265.4)	(654.2)	(477.2)

Net operating revenues from telecommunication services	1,258.5	438.2	979.3	820.7	845.1	1,800.0	1,500.3
Net operating revenues from sales of equipment	253.6	88.3	201.3	106.6	132.0	307.9	228.7
Total net operating revenues	1,512.0	526.5	1,180.6	927.3	977.1	2,107.9	1,729.0

Operating Costs	(975.0)	(339.5)	(775.3)	(519.8)	(598.2)	(1,295.1)	(1,059.1)
Personnel	(71.3)	(24.8)	(53.4)	(56.9)	(45.1)	(110.3)	(85.4)
Cost of services	(229.5)	(79.9)	(171.1)	(136.6)	(151.4)	(307.7)	(283.3)
Cost of equipment sold	(322.0)	(112.1)	(252.0)	(135.1)	(168.5)	(387.1)	(280.9)
Selling expenses	(278.0)	(96.8)	(236.0)	(176.1)	(153.7)	(412.1)	(262.5)
General and administrative expenses and other	(74.2)	(62.8)	(62.8)	(15.1)	(79.5)	(77.9)	(147.0)

Earnings before interest, tax, depreciation, amort. and equity consolidation - EBITDA	537.0	187.0	405.3	407.5	378.9	812.8	669.9
Depreciation and amortization	(293.5)	(102.2)	(260.5)	(248.5)	(212.2)	(509.0)	(373.5)

Operating income before interest, tax and equity consolidation - EBIT	243.5	-84.8T	144.8	159.0	166.7	303.8	296.4
Net interest expense	(379.7)	(132.2)	(402.5)	(252.4)	(618.3)	(654.9)	(734.8)

Operating income	(136.2)	(47.4)	(257.7)	(93.4)	(451.6)	(351.1)	(513.5)
Net non-operating income	(4.6)	(1.6)	(1.1)	(0.1)	-	(1.2)	9.2

Income before income taxes	(140.8)	(49.0)	(258.8)	(93.5)	(451.6)	(352.3)	(504.3)
Income and social contribution taxes	(58.8)	(20.5)	(19.0)	(38.0)	(26.6)	(57.0)	(48.4)
Minorities	(62.6)	(21.8)	0.0	-	84.1	-	84.1

Net income for the period	(262.2)	(91.3)	(277.8)	(131.5)	(394.1)	(409.3)	(468.6)
Dollar		2.8720

Source: Ptax as of June 30, 2003

TABLE 2: TCP’S CONSOLIDATED BALANCE SHEET
(Corporate Law)

In million R$	Jun. 30,2003	Jun. 30,2003	Dec. 31,2002
ASSETS		US$	R$
Current Assets	3,259.2	1134.8	1,191.7
Cash and cash equivalents	1,058.0	368.4	17.8
Net accounts receivable trade	887.2	308.9	540.1
Credit with afilliate company	19.0	6.6	16.3
Inventory	212.1	73.9	147.7
Taxes deferred and receivable	570.7	198.7	398.8
Prepaid expenses	210.2	73.2	48.9
Hedge agreements	36.5	12.7	15.8
Debentures	223.5	77.8	0.0
Other assets	42.0	14.6	6.3
Non Current Assets	2,053.7	715.1	2,687.0
Net accounts receivable trade	0.0	-	11.9
Provisions for doubtful accounts	0.0	-	0.0
Credit with afilliate company	42.2	14.7	0.0
Taxes deferred and receivable	928.4	323.3	914.8
Hedge agreements	1,039.5	361.9	1,738.2
Prepaid expenses	14.0	4.9	17.6
Other assets	29.6	10.3	4.5
Permanent Assets	7,545.8	2,627.4	5,775.6
Investments	1,949.9	678.9	722.7
Global Telecom/ TCO Goodwill	2,399.5	835.5	1,172.3
Advance for future capital increase	0.0	-	-
Provision for investments losses	(449.6)	(156.5)	(449.6)
Property, plant and equipment, net	5,305.0	1,847.1	4,778.1
Deferred assets	290.9	101.3	274.8
Total Assets	12,858.7	4,477.3	9,654.3

LIABILITIES	Jun. 30,2003	Jun. 30,2003	Dec. 31,2002
		US$	R$
Current Liabilities	4,694.9	1,634.7	3,022.8
Payroll and related accruals	34.8	12.1	19.6
Accounts payable	1,327.6	462.3	488.6
Taxes and contributions payable	247.9	86.3	141.7
Interest on net worth and dividends payable	31.9	11.1	9.6
Loans and financing	2,364.3	823.2	2,068.1
Provision for contingencies	40.1	14.0	36.6
Operations with derivatives	370.8	129.1	83.2
Liabilities with the group's company	27.3	9.5	103.5
Deferred Revenues	204.4	71.2	0.0
Other liabilities	45.8	15.9	71.9
Non Current Liabilities	3,394.3	1,181.9	2,621.5
Loans and financing	3,101.3	1,079.8	2,392.7
Provision for contingencies	140.6	49.0	100.3
Taxes and contributions payable	142.6	49.7	118.7
Insufficiency of assets over liabilities	0.0	0.0	0.0
Provision for pension fund	2.1	0.7	1.8
Operations with derivatives	3.6	1.3
Other liabilities	4.1	1.4	8.0
Minorities	1,153.2	401.5	0.0
Shareholders’ Equity	3,616.3	1,259.2	4,010.0
Share capital	4,373.7	1,522.9	4,373.7
Goodwill special reserve	1,067.8	371.8	1,067.8
Retained earnings	(1,825.2)	(635.5)	(1,431.5)
Total Liabilities	12,858.7	4,477.3	9,654.3
Dollar		2.8720

Source: Ptax as of June 30, 2003

TABLE 3: GLOBAL TELECOM INCOME STATEMENT
(Corporate Law)

In million R$

Brazilian Corporate Law

	2Q 03	2Q 03	1Q 03	2Q 02	Acumulated
	R$	US$	R$	R$	June-03	June-02
Total gross operating revenues	194.2	67.6	171.0	142.8	365.2	269.8
Total deductions	(34.1)	(11.9)	(30.7)	(26.6)	(64.9)	(53.7)

Net operating revenues from telecommunication services	131.0	45.6	121.9	97.9	252.9	189.6
Net revenue from sales of equipment	29.1	10.1	18.4	18.4	47.5	26.5
Total net operating revenues	160.1	55.7	140.3	116.2	300.4	216.2

Operating Costs	(129.0)	(44.9)	(111.7)	(89.6)	(240.6)	(177.2)
Personnel	(10.2)	(3.5)	(9.9)	(8.3)	(20.1)	(18.2)
Cost of services	(37.3)	(13.0)	(36.3)	(28.8)	(73.6)	(65.0)
Cost of equipment sold	(40.8)	(14.2)	(27.0)	(23.0)	(67.7)	(32.3)
Selling expenses	(31.7)	(11.0)	(26.1)	(22.9)	(57.8)	(46.4)
General and administrative expenses	(7.4)	(2.6)	(9.2)	(4.5)	(16.5)	(10.2)
Other operating expenses, net	(1.7)	(0.6)	(3.2)	(2.2)	(4.9)	(5.1)

Earnings before interest, tax, depreciation and amort. - EBITDA	31.1	10.8	28.6	26.6	59.7	39.0
Depreciation and amortization	(56.8)	(19.8)	(61.8)	(48.3)	(118.6)	(94.5)

Operating income after depreciation and before interest - EBIT	(25.7)	(8.9)	(33.2)	(21.7)	(58.9)	(55.5)
Net interest expense	(164.4)	(57.2)	(71.4)	(472.9)	(235.7)	(529.4)

Operating income after interest expense	(190.0)	(66.2)	(104.6)	(494.6)	(294.6)	(585.0)
Net non-operating income	(0.1)	(0.0)	(0.0)	(0.0)	(0.1)	(0.0)

Income before income taxes	(190.1)	(66.2)	(104.6)	(494.6)	(294.7)	(585.0)
Income and social contribution taxes	(38.4)	(13.4)	-	-	(38.4)	-

Net income for the period	(228.4)	(79.5)	(104.6)	(494.6)	(333.0)	(585.0)

Dollar		2.872

Source: Ptax as of June 30, 2003

TABLE 4: TELE CENTRO OESTE INCOME STATEMENT
(Corporate Law)

	2Q03	1Q03	2Q02	Total
In R$ million				jun-03	jun-02
Total gross operating revenues	617.6	524.9	482.5	1,142.5	896.9
Deductions from gross operating revenues	(128.9)	(111.8)	(96.1)	(240.7)	(180.5)
Net operating revenues from telecommunication
services	421.2	375.7	325.7	796.8	622.6
Net operating revenues from sales of equipment	67.6	37.4	60.7	104.9	93.8
Total net operating revenues	488.7	413.1	386.4	901.8	716.4
Operating Costs	(291.4)	(251.3)	(233.2)	(542.7)	(415.5)
Personnel	(26.1)	(22.7)	(19.3)	(48.8)	(38.0)
Cost of services	(90.7)	(88.4)	(69.3)	(179.1)	(128.5)
Cost of equipment sold	(92.9)	(60.7)	(79.8)	(153.6)	(122.4)
Selling expenses	(59.4)	(52.1)	(43.4)	(111.5)	(84.1)
General and administrative expenses	(28.3)	(29.3)	(19.5)	(57.6)	(40.4)
Other operating income (expenses) net	6.0	1.9	(2.0)	7.9	(2.1)
Earnings before interest. tax. depreciation
amort. and equity - EBITDA	197.3	161.8	153.2	359.1	300.8
Depreciation and amortization	(48.9)	(46.6)	(38.0)	(95.5)	(75.5)
Operating income before interest. tax and equity
consolidation - EBIT	148.4	115.2	115.2	263.6	225.4
Net interest income (loss)	39.3	27.3	(43.9)	(66.6)	(36.7)
Operating income	187.7	142.5	71.4	330.2	188.7
Net non-operating income / expenses	(4.9)	(5.0)	(5.2)	(9.9)	(11.0)
Income before taxation	182.8	137.5	66.2	320.3	177.7
Income and social contribution taxes	(60.8)	(43.5)	(19.4)	(104.3)	(54.3)
Participation of minority shareholders	(2.1)	(1.8)	1.8	(3.9)	(3.0)
Reversal of interest on own shareholders´
equity	--	--	40.7	--	40.7
Net income (loss) for the period	119.9	92.2	89.3	212.1	161.2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2003

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.